Exhibit 99.2

Algonquin Power & Utilities Corp. Announces Rescheduling of Release of 2014 Fourth Quarter and Year End Financial Results

OAKVILLE, ON, March 5, 2015 /CNW/ - Algonquin Power & Utilities Corp. (TSX: AQN) (“APUC”) today announced that the issuance of fourth quarter and year-end financial results previously scheduled for today, and the conference call previously scheduled for 10:00 a.m. eastern time on Friday, March 6, 2015 have been rescheduled. APUC now plans to release 2014 fourth quarter and year-end financial results on Thursday, March 26, 2015 after market close. APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, March 27, 2015, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details are as follows:

Date: Friday, March 27, 2015

Start Time: 10:00 a.m. eastern time

Phone Number: Toll free within North America: 1-866-530-1553 or Local: 416-847-6330

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-888-203-1112 or 647-436-0148 access code 8356985 from March 27, 2015 until April 10, 2015.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. is a $3.8 billion North American diversified generation, transmission and distribution utility. The distribution business group operates in the United States and provides rate regulated water, electricity and natural gas utility services to over 488,000 customers. The non-regulated generation business group owns or has interests in a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,150 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.

CNW 21:07e 05-MAR-15